

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

November 12, 2010

Michael P. Ryan
President and Chief Executive Officer
American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, Indiana 47130

Re: **American Commercial Lines Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010
File No. 000-51562

Dear Mr. Ryan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor